SCHEDULE 13G

Amendment No. 1
10X GENOMICS INC
CLASS A COMMON STOCK
Cusip #88025U109
Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[x] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

Cusip #88025U109
Item 1: Reporting Person - FMR LLC
Item 2: (a)  [ ]
        (b)  [ ]
Item 4: Delaware
Item 5: 2,094,346
Item 6: 0
Item 7: 11,719,589
Item 8: 0
Item 9: 11,719,589
Item 11: 39.747%
Item 12: HC

Cusip #88025U109
Item 1: Reporting Person - Abigail P. Johnson
Item 2: (a)  [ ]
        (b)  [ ]
Item 4: United States of America
Item 5: 0
Item 6: 0
Item 7: 11,719,589
Item 8: 0
Item 9: 11,719,589
Item 11: 39.747%
Item 12: IN

Cusip #88025U109
Item 1: Reporting Person - Select Health Care Portfolio
Item 2: (a)  [ ]
        (b)  [ ]
Item 4: Massachusetts
Item 5: 3,018,778
Item 6: 0
Item 7: 0
Item 8: 0
Item 9: 3,018,778
Item 11: 10.238%
Item 12: IV

Cusip #88025U109
Item 1: Reporting Person - Fidelity Growth Company Fund
Item 2: (a)  [ ]
        (b)  [ ]
Item 4: Massachusetts
Item 5: 3,292,813
Item 6: 0
Item 7: 0
Item 8: 0
Item 9: 3,292,813
Item 11: 11.167%
Item 12: IV

8,584,511 of the shares of Class A Common Stock of 10X GENOMICS INC reported as being beneficially owned by the reporting persons at December 31, 2019, are included in this Schedule 13G because the Reporting persons are deemed to beneficially own such shares as a result of the direct ownership of 8,584,511 shares of Class B Common Stock of 10X GENOMICS INC by investment companies advised by FMR CO., INC., an indirect wholly-owned subsidiary of FMR LLC as of such date, which shares of Class B Common Stock are convertible into shares of Class A Common Stock at the election of the holder at an exchange rate of 1:1. Such shares of Class B Common Stock represent 11.405% of the outstanding Class B Common Stock.
Assuming the conversion of all outstanding shares of Class B
Common Stock into Class A Common Stock, the 11,719,589 shares of Class A Common Stock reported as being beneficially owned by the reporting persons in this Schedule 13G would represent 12.186% of the outstanding Class A Common Stock.


Item 1(a). Name of Issuer:

10X GENOMICS INC

Item 1(b). Address of Issuer's Principal Executive Offices:

6230 STONERIDGE MALL ROAD
PLEASANTON, CA 94588
USA

Item 2(a). Name of Person Filing:

FMR LLC

Item 2(b). Address or Principal Business Office or, if None, Residence:

245 Summer Street, Boston, Massachusetts 02210

Item 2(c). Citizenship:

Not applicable

Item 2(d). Title of Class of Securities:

CLASS A COMMON STOCK

Item 2(e). CUSIP Number:

88025U109

Item 3. This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c) and the person filing, FMR LLC, is a parent holding company in accordance with
Section 240.13d-1(b)(1)(ii)(G). (Note: See Exhibit A).

Item 4. Ownership

(a) Amount Beneficially Owned: 11,719,589

(b) Percent of Class: 39.747%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 2,094,346

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition of: 11,719,589

(iv) shared power to dispose or to direct the disposition of: 0

8,584,511 of the shares of Class A Common Stock of 10X GENOMICS INC reported as being beneficially owned by the reporting persons at December 31, 2019, are included in this Schedule 13G because the Reporting persons are deemed to beneficially own such shares as a result of the direct ownership of 8,584,511 shares of Class B Common Stock of 10X GENOMICS INC by investment companies advised by FMR CO., INC., an indirect wholly-owned subsidiary of FMR LLC as of such date, which shares of Class B Common Stock are convertible into shares of Class A Common Stock at the election of the holder at an exchange rate of 1:1. Such shares of Class B Common Stock represent 11.405% of the outstanding Class B Common Stock.
Assuming the conversion of all outstanding shares of Class B
Common Stock into Class A Common Stock, the 11,719,589 shares of Class A Common Stock reported as being beneficially owned by the reporting persons in this Schedule 13G would represent 12.186% of the outstanding Class A Common Stock.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

One or more other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the CLASS A COMMON STOCK of 10X GENOMICS INC.
The interest of Fidelity Growth Company Commingled Pool, in the CLASS A COMMON STOCK of 10X GENOMICS INC, amounted to 1,820,205 shares or 6.173% of the total outstanding CLASS A COMMON STOCK at December 31, 2019.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See attached Exhibit A.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2020
Date

/s/ Kevin M. Meagher
Signature

Kevin M. Meagher
Duly authorized under Power of Attorney effective as of September 28, 2018, by and on behalf of FMR LLC and its direct and indirect subsidiaries*


* This power of attorney is incorporated herein by reference to Exhibit 24 to the Schedule 13G filed by FMR LLC on October 9, 2018, accession number:
0000315066-18-002414.


Exhibit A


Pursuant to the instructions in Item 7 of Schedule 13G, the following table lists the identity and Item 3 classification, if applicable, of each relevant entity that beneficially owns shares of the security class being reported on this Schedule 13G.

Entity   ITEM 3 Classification

FIAM LLC  IA
Fidelity Institutional Asset Management Trust Company  BK
FIDELITY MANAGEMENT & RESEARCH COMPANY
FMR CO., INC * IA


* Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this Schedule 13G.


Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC.

Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act ("Fidelity Funds") advised by Fidelity Management & Research Company ("FMR Co"), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds' Boards of Trustees. FMR Co carries out the voting of the shares under written guidelines established by the Fidelity Funds' Boards of Trustees.

This filing reflects the securities beneficially owned, or that may be deemed to be beneficially owned, by FMR LLC, certain of its subsidiaries and affiliates, and other companies (collectively, the "FMR Reporters"). This filing does not reflect securities, if any, beneficially owned by certain other companies whose beneficial ownership of securities is disaggregated from that of the FMR Reporters in accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998).


RULE 13d-1(k)(1) AGREEMENT

The undersigned persons, on February 6, 2020, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the CLASS A COMMON STOCK of 10X GENOMICS INC at December 31, 2019.

FMR LLC

By /s/ Kevin M. Meagher
Kevin M. Meagher
Duly authorized under Power of Attorney effective as of September 28, 2018, by and on behalf of FMR LLC and its direct and indirect subsidiaries*

Abigail P. Johnson

By /s/ Kevin M. Meagher
Kevin M. Meagher
Duly authorized under Power of Attorney effective as of September 30, 2018, by and on behalf of Abigail P. Johnson*

Select Health Care Portfolio

By /s/ Kevin M. Meagher
Kevin M. Meagher
Duly authorized under Power of Attorney*

Fidelity Growth Company Fund

By /s/ Kevin M. Meagher
Kevin M. Meagher
Duly authorized under Power of Attorney*


* This power of attorney is incorporated herein by reference to Exhibit 24 to the Schedule 13G filed by FMR LLC on October 9, 2018, accession number:
0000315066-18-002414.